UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Butler, Samuel C.

   Cravath, Swaine & Moore
   825 Eighth Avenue - Worldwide Plaza
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock               |      |    | |                  |   |           |750 (2)            |I     |By Wife                    |
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Common Stock               |      |    | |                  |   |           |3,880 (3)          |I     |By Trustee                 |
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Common Stock               |      |    | |                  |   |           |427 (4)            |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (5)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |   |            |
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Option (5)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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Option (6)            |43.125  |1-31-|A   |V|1          |A  |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |97   |    | |           |   |97   |07   |            |       |       |            |   |            |
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Common Stock Units (7)|1-for-1 |12-31|A   |V|554        |A  |     |     |Common Stock|554    |39.567-|            |   |            |
                      |        |-96  |    | |           |   |     |     |            |       |44     |            |   |            |
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Common Stock Units (7)|1-for-1 |12-31|A   |V|8,121      |A  |     |     |Common Stock|8,121  |43.875 |49,831      |D  |            |
                      |        |-96  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule
16b-3.
2. Owned by wife. I hereby disclaim beneficial ownership of these shares.
3. Owned by Daniel L. Mosely, Trustee U/A/D 7/30/90 M/B Samuel C.
Butler.
4. Shares allocated pursuant to Ashland's Dividend Reinvestment Plan as of 12-16-96.
5. Stock options under Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors.
6. Grant of options under Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors.
7. Common Stock Units acquired pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for
Non-Employee Directors, payable in cash or stock upon termination of service and exempt under Rule 16b-3.
SIGNATURE OF REPORTING PERSON
Samuel C. Butler
DATE
February 5, 1997